Exhibit 2

REPORT OF THE BOARD OF DIRECTORS TO SHAREHOLDERS
OF GENTIUM S.P.A. REGARDING APRIL 27, 2007
ORDINARY SHAREHOLDERS’ MEETING

Dear Holders of American Depositary Shares:

An Ordinary Shareholders’ Meeting of Gentium S.p.A. (the “Company”) to be held on April 27, 2007 has been called in order to (i) approve the 2006 Italian GAAP financial statements of the Company and related documents, (ii) elect members of the Board of Directors of the Company for the April 2007 to April 2008 term, (iii) approve director compensation for the April 2007 to April 2008 term, (iv) approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor and its compensation, (v) approve the Company’s 2007 Stock Option Plan, and (vi) approve amendments to the Company’s Amended and Restated 2004 Equity Incentive Plan and Amended and Restated Nonstatutory Stock Option Plan and Agreement to extend the term of such plans. Holders of the Company’s American Depositary Shares (“ADSs”) of record on March 19, 2007 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York. The Board of Directors recommends that you vote in favor of each of these matters.

1. Approve the 2006 Italian GAAP financial statements of the Company and related documents.

The 2006 Italian GAAP draft financial statements of the Company and related documents (i.e., statement of assets and liabilities, profit and loss account, supplemental notes, report of the Board of Directors on the management of the Company and the reports of the Board of Statutory Auditors and the independent auditors) will be available for review at the registered office of the Company, located in Villa Guardia (Province of Como), Piazza XX Settembre 2, and also will be posted on the Company’s website at www.gentium.it, starting no later than April 12, 2007. The Board of Directors recommends that the shareholders approve such financial statements and related documents and carry forward the operating losses to the next financial year.

2. Elect members of the Board of Directors of the Company for the April 2007 to April 2008 term.

The Nominating and Corporate Governance Committee of the Board of Directors submit to the shareholders’ attention the proposal of setting the number of members of the Board of Directors at nine (9) and electing the following individuals as members of the Board of Directors for the term from this Ordinary Shareholders’ Meeting to the Company’s April 2008 Ordinary Shareholders’ Meeting, or until otherwise replaced or removed. Additional information about each nominee is provided below. The Board of Directors has determined that Kenneth Anderson, Gigliola Bertoglio, Luca Breveglieri, Lee Nadler, Malcolm Sweeney and Andrea Zambon are “independent” as defined under The Nasdaq Stock Market, Inc.’s Marketplace Rule 4200.

a. Kenneth Anderson

b. Gigliola Bertoglio

c. Luca Breveglieri

d. Marco Codella

e. Laura Ferro

f. David Kroin

g. Lee Nadler

h. Malcolm Sweeney

i. Andrea Zambon

Dr. Kenneth Anderson, 55, has served as one of the Company’s directors since June 2005. Dr. Anderson has been a professor at the Dana-Farber Cancer Institute, Cancer Research and Clinical Care, since 1980, a professor of medicine at Harvard Medical School since 2000 and a Kraft Family professor of medicine at Harvard Medical School since 2002. He has been the Chief of the Division of Hematologic Neoplasia at the Dana-Farber Cancer Institute since 2002, the Vice Chair of the Joint Program in Transfusion Medicine at Harvard Medical School since 2000, the Director of the Jerome Lipper Multiple Myeloma Center at the Dana-Farber Cancer Institute since 2000, the Associate Medical Director of Brigham and Women’s Hospital Blood Bank since 1998 and an attending physician at the Bone Marrow Transplantation Service at Brigham and Women’s Hospital since 1997. Dr. Anderson is a member of 11 medical and scientific societies and on the editorial boards of 11 medical and scientific journals. He received a Bachelors’ degree, summa cum laude, from Boston University in 1973, a M.D. from Johns Hopkins University School of Medicine in 1977 and a Masters’ Degree in Art from Harvard University in 2000.

Dr. Anderson is a member of the Company’s Scientific Advisory Board and has entered into a consulting agreement with the Company in connection with such position, pursuant to which the Company pays Dr. Anderson an annual fee of $15,000 and an additional fee of $3,000 for each meeting of the Scientific Advisory Board conducted in the United States and $5,000 for each meeting held outside of the United States; provided, however, that in no event shall such compensation exceed an aggregate of $60,000 in any calendar year. In addition, Dr. Anderson is associated with Harvard University’s Dana-Farber Cancer Institute as described above. Harvard University’s Dana-Farber Cancer Institute has agreed to participate in the Company’s current Phase III clinical trial of defibrotide to treat VOD with multiple-organ failure. Harvard University’s Dana-Farber Cancer Institute was a party to a Clinical Trial Agreement with the Company pursuant to which Harvard University’s Dana-Farber Cancer Institute conducted a Phase II clinical trial of defibrotide to treat VOD with multiple-organ failure that concluded in December 2005. Harvard University’s Dana-Farber Cancer Institute also conducted a Phase I/II clinical trial of defibrotide to treat VOD with multiple-organ failure in 2002.

Gigliola Bertoglio, 72, has served as one of the Company’s directors since December 2004. Ms. Bertoglio has been a self-employed consultant since January 2003. From 1970 through 2002 she was employed by Reconta Ernst & Young (the Italian affiliate of Ernst & Young LLP) and its predecessors and was an audit partner beginning in 1977. From 1998 until leaving the firm, she was responsible for the firm’s Capital Market Group in Italy. From 1989 to 1998, she was responsible for directing the firm’s Professional Standards Group and member of the Accounting and Auditing Standards Group of Ernst & Young International and as a coordinating audit partner on clients with international operations. From 1977 to 1989, Ms. Bertoglio was a partner of the Italian firm of Arthur Young & Co. (the predecessor to Ernst & Young) where she was responsible for directing the firm’s Professional Standards Group and serving in an advisory role to the Accounting and Auditing Standards Group of Arthur Young International and as a coordinating audit partner on clients with international operations. From 1970 to 1977, she was an Audit Manager (1970 to 1974) and an Audit Principal (1975 to 1977) with the Italian firm of Arthur Young & Co. in its Rome and Milan offices. Prior to 1970, Ms. Bertoglio was employed in the New York offices of Horwath & Horwath and LKH&H, both of which were public accounting firms. She earned a degree in Public Accounting from New York University and a Diploma in Accounting from Economics Institution in Biella, Italy. She was a Certified Public Accountant (active license to August 31, 2002, inactive after that) in the United States and included in the Register of Authorized Auditors of Consob, the Italian Stock Exchanges regulatory agency of public companies.

Luca Breveglieri, 55, has served as one of the Company’s directors since April 2006. Mr. Breveglieri is an Italian-qualified attorney and has been a partner of Breveglieri Verzini e Soci, an Italian law firm, since 2000. From 1982 to 2000, Mr. Breveglieri was the founding partner of Breveglieri e Associati. Mr. Breveglieri is an Italian certified public accountant. Mr. Breveglieri received a degree in law from Universita degli Studi, Pisa, Italy, in 1977.

Marco Codella, 47, has served as one of the Company’s directors since June 2005. Mr. Codella has been the Chief Financial Officer of Sigma Tau Industrie Farmaceutiche Riunite S.p.A., an international family of pharmaceutical companies, since May 1999. Mr. Codella has been a professor of Economics and Management Accounting at University of Rome, La Spienza since 2001. From 1997 to 1999, Mr. Codella was the Finance, IT and Logistics Director of Crown Cork & Seal Italy S.p.A., an Italian subsidiary of Crown Holdings, Inc., a manufacturer of packaging products to consumer marketing companies. From 1994 to 1997, Mr. Codella was the Finance and IT Director of Crown Cork & Seal Italy S.p.A. From 1990 to 1994, Mr. Codella held various finance positions at Digital Equipment Italia S.p.A., an Italian subsidiary of Digital Equipment Corporation, a computer company. From 1987 to 1990, Mr. Codella was the Finance Manager of an Italian subsidiary of Ampex Corporation, a provider of technology for acquisition, storage and processing of visual information. From 1984 to 1987, Mr. Codella was an auditor at Deloitte, Haskins & Sells, an accounting firm. Mr. Codella is a director of Eubiotina Research S.p.A., Biosint S.p.A., Avantgarde S.p.A., SigmaTau Health Science S.p.A., Techogen S.p.A. and Kenton S.r.l., each of which is a subsidiary of Sigma Tau Finanziaria S.p.A., and Fonchim, a pension fund for chemical industry workers. Mr. Codella is an Italian certified public accountant. Mr. Codella graduated summa cum laude from Rome University in 1984 with a degree in economics.

Mr. Codella is the Chief Financial Officer of Sigma Tau Industrie Farmaceutiche Riunite S.p.A. Sigma Tau Industrie Farmaceutiche Riunite S.p.A. is a subsidiary of Sigma Tau Finanziaria S.p.A., which holds 800,000 ordinary shares of the Company. Sigma Tau Pharmaceuticals, Inc., which is another subsidiary of Sigma Tau Finanziaria S.p.A., is a party to a License and Supply Agreement with the Company pursuant to which the Company has licensed the right to market defibrotide to treat VOD in North America, Central America and South America to Sigma Tau Pharmaceuticals, Inc. and pursuant to which Sigma Tau Pharmaceuticals, Inc. has agreed to purchase defibrotide for this use from the Company. Defiante Farmaceutica L.d.a., which is a third subsidiary of Sigma Tau Finanziaria S.p.A., holds 359,505 ordinary shares of the Company, 87,666 ADSs of the Company and a warrant to purchase an additional 73,334 ordinary shares. Chaumiere Consultadoria e Servicos S.A., which is under common control with Sigma Tau Finanziaria S.p.A., holds 240,043 ADSs of the Company and a warrant to purchase an additional 60,951 ADSs. Inverlochy Consultadoria & Servicos LdA, which is also under common control with Sigma Tau Finanziaria S.p.A. and Chaumiere Consultadoriae Servicos S.p.A., holds 87,666 ADSs of the Company.

Dr. Laura Ferro, 55, has served as the Company’s President and Chief Executive Officer and one of the Company’s directors since 1991. From 1991 to 1997, Dr. Ferro held various executive positions at Sirton S.p.A. an affiliate of the Company, including Chief Executive Officer and Chairperson of the research and development unit. Prior to that, Dr. Ferro was a practicing physician for 15 years. Dr. Ferro is the chairperson of the research committee of Europharm, the European Association of Small and Medium-Sized Pharmaceutical Companies, and is a member of the executive committee of Farmindustria, an Italian pharmaceutical industry group. She is also the President of the Gianfranco Ferro Foundation, a not-for-profit Italian organization with the mission of stimulating research, education and dissemination of information on the correct use of medications and adverse events of medicines. Dr. Ferro received her M.D. and Ph.D. degrees from the University of Milan, and a MBA from Bocconi University in Milan in 1994. Dr. Ferro is a licensed physician. She was certified in psychiatry at the University of Milan in 1981, and in Clinical Pharmacology at the University of Milan in 1994.

Dr. Ferro is also the President and Chief Executive Officer of the Company’s largest shareholder, FinSirton S.p.A., which holds 3,750,000 ordinary shares of the Company. She also serves as Vice President of Sirton S.p.A., a subsidiary of FinSirton S.p.A. that specializes in manufacturing pharmaceutical products. Dr. Ferro is also a member of the board of directors of each of FinSirton S.p.A., Sirton S.p.A. and Foltene Laboratories S.p.A., which is in the hair care products business. FinSirton S.p.A. owns 10% of the outstanding shares of Foltene Laboratories S.p.A. and was previously the controlling shareholder of Foltene Laboratories S.p.A. Each of FinSirton S.p.A. and Sirton S.p.A. leases the Company certain facilities and the Company uses the payroll infrastructure of FinSirton S.p.A. Most of the Company’s recent revenues have been from sales of its products to Sirton S.p.A.

David Kroin, 31, has served as a member of the Company’s board of directors since November 2005. Mr. Kroin has been the Managing Director of Great Point Partners, LLC, an asset management firm focusing in the healthcare industry, with an emphasis on life sciences, since September 2003. From December 1998 to September 2003, Mr. Kroin was a senior member of the healthcare group at J.H. Whitney & Co., an alternative-asset-management firm. From June 1997 to December 1998, Mr. Kroin worked as an analyst in the corporate finance and mergers and acquisitions group at Merrill Lynch & Co., Inc.  Mr. Kroin graduated from the University of Michigan with a B.S. in actuarial mathematics in May 1997.

Mr. Kroin is the Managing Director of Great Point Partners, LLC. Great Point Partners, LLC is the investment manager of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd., which each hold 531,915 ordinary shares of the Company and a warrant to purchase an additional 212,766 ordinary shares.

Dr. Lee M. Nadler, 59, has served as one of the Company’s directors since June 2005. Dr. Nadler is the Senior Vice President of Experimental Medicine at Harvard University’s Dana-Farber Cancer Institute and a Professor of Medicine at Harvard University. He joined the staff of the Dana-Farber Cancer Institute in 1977, and was promoted to the faculty in 1980. He served as chief and chair of several departments, including serving as the First Chairperson of the Dana-Farber Cancer Institute’s Department of Adult Oncology. Dr. Nadler received a medical degree from Harvard Medical School in 1973.

Dr. Nadler is the Chairman of the Company’s Scientific Advisory Board and has entered into a consulting agreement with the Company in connection with such position, pursuant to which the Company pays Dr. Nadler an annual fee of $15,000 and an additional fee of $3,000 for each meeting of the Scientific Advisory Board conducted in the United States and $5,000 for each meeting held outside of the United States. In addition, Dr. Nadler is associated with Harvard University’s Dana-Farber Cancer Institute as described above. Harvard University’s Dana-Farber Cancer Institute has agreed to participate in the Company’s current Phase III clinical trial of defibrotide to treat VOD with multiple-organ failure. Harvard University’s Dana-Farber Cancer Institute was a party to a Clinical Trial Agreement with the Company pursuant to which Harvard University’s Dana-Farber Cancer Institute conducted a Phase II clinical trial of defibrotide to treat VOD with multiple-organ failure that concluded in December 2005. Harvard University’s Dana-Farber Cancer Institute also conducted a Phase I/II clinical trial of defibrotide to treat VOD with multiple-organ failure in 2002.

Malcolm Sweeney, 58, is a new nominee for election to the Company’s board of directors.  From 2001 to 2005, Mr. Sweeney was the Head of Financial Reporting and Accounting of the Pharma Division at Novartis AG, a major international pharmaceutical company.  From 1990 to 2000, Mr. Sweeney worked for IMS Health Inc., (formerly IMS International), a provider of market intelligence to the pharmaceutical and healthcare industries, and associated companies.  He held the positions of Corporate Controller and Senior Director of Finance for IMS, as well as that of Leader of European Shared Services for Dun and Bradstreet in 1994 and 1995 when Dun and Bradstreet used to own IMS and several other major information service providers.  From 1974 to 1990, he held a variety of finance positions for divisions of General Electric.  Mr. Sweeney resides in the U.K., is a chartered accountant, admitted to the Institute of England & Wales in 1974 when working for KPMG (formerly Peat, Marwick, Mitchell and Co.).  He received a Bachelor of Science in Physics, Economics and Philosophy from the University of Exeter in 1970.

Dr. Andrea Zambon, 49, has served as one of the Company’s directors since June 2005. Dr. Zambon is the President and CEO of Kjos, a Holding Company based in Milan (Italy), focusing its investments on technology driven companies in different countries. Kjos was founded in 2005 and is currently managing investments in different industries, in particular Life Sciences, Chemicals and Security/Defence. Previously Dr. Zambon was a co-founder and President of OKSalute S.p.A. a web-based company serving the medical community from 2000 until 2002. From 2000 until 2004 he was President and board member of Zambon, S.p.A, the holding company of Zambon Group, S.p.A., an Italian pharmaceutical and chemical company that operates in Europe, North and South America and Asia, where he served in various capacities, including President and Chief Executive Officer from 1993 to 1999, Chief Executive Officer from 1991 to 1993. From 1988 to 1989, Dr. Zambon was employed by Smith Kline & Beckman. In 1986 he had joined Zambon Group, S.p.A. in the research and development division. Over the years he has served on numerous corporate and industry association boards. Dr. Zambon earned a Medical Degree from the University of Milan Medical School and is a Harvard Business School alumni.

3. Approve director compensation for the April 2007 to April 2008 term.

The Board of Directors submits to the shareholders’ attention the following proposed compensation for directors of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s April 2008 Ordinary Shareholders’ Meeting.

•	€20 thousand per year for being a member of the board;

•	€1 thousand for each board meeting attended; and

•
an additional €3 thousand for each board meeting attended in person that is held outside of the continent in which the director resides, or that requires travel for more than five (5) hours from his/her place of residence.

4. Approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor and its compensation.

The Board of Directors recommends that the shareholders resolve upon (A) the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for (i) fiscal years 2007-2009, as relates to the Company’s Italian GAAP financial statements, and (ii) fiscal year 2007, as relates to the Company’s U.S. GAAP financial statements, and, in connection therewith, (B) a compensation per year to such auditor of, respectively, €45,000 and €75,000, plus amounts to be individually determined for extraordinary transactions and services. Such compensations were previously equal to, respectively, €55,000 and €75,000.

5. Approve the Company’s 2007 Stock Option Plan.

The Board of Directors recommends that the shareholders approve the Company’s 2007 Stock Option Plan, in the form attached hereto as Exhibit A, providing for options to purchase up to 1,000,000 ordinary shares of the Company, available for grant to the Company’s employees, directors and consultants.

6. Approve amendments to the Company’s Amended and Restated 2004 Equity Incentive Plan and Amended and Restated Nonstatutory Stock Option Plan.

For the purpose of further encouraging the beneficiaries thereof to continue to provide services to the Company, the Board of Directors recommends that the shareholders approve amendments to the Company’s Amended and Restated 2004 Equity Incentive Plan and Amended and Restated Nonstatutory Stock Option Plan and Agreement, in the forms attached hereto as Exhibit B and Exhibit C, respectively, providing for an extension of the term of such plans and mandatory subscription date for ordinary shares available under such plans from September 30, 2009 to up to September 30, 2019.

In light of the above, the Board of Directors proposes to hold an Ordinary Shareholders’ Meeting to approve the following resolutions:

At the Ordinary Shareholders’ Meeting of Gentium S.p.A., after having examined and approved the report of the Board of Directors, the shareholders

RESOLVED

To approve the 2006 Italian GAAP financial statements of the Company and related documents and, with respect to the operating losses, to carry them forward to the next financial year;

To set the number of members of the Board of Directors at nine (9) and elect the following individuals as members of the Board of Directors of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s April 2008 Ordinary Shareholders’ Meeting, or until otherwise replaced or removed:

a. Kenneth Anderson

b. Gigliola Bertoglio

c. Luca Breveglieri

d. Marco Codella

e. Laura Ferro

f. David Kroin

g. Lee Nadler

h. Malcolm Sweeney

i. Andrea Zambon

To approve the following director compensation for the term from this Ordinary Shareholders’ Meeting to the Company’s April 2008 Ordinary Shareholders’ Meeting:

•	€20 thousand per year for being a member of the board;

•	€1 thousand for each board meeting attended; and

•
an additional €3 thousand for each board meeting attended in person that is held outside of the continent in which the director resides, or that requires travel for more than five (5) hours from his/her place of residence.

To approve (A) the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for (i) fiscal years 2007-2009, as relates to the Company’s Italian GAAP financial statements and (ii) fiscal year 2007, as relates to the Company’s U.S. GAAP financial statements, and, in connection therewith, (B) a compensation per year to such auditor of, respectively, €45,000 and €75,000, plus amounts to be individually determined for extraordinary transactions and services.

To approve the Company’s 2007 Stock Option Plan, adopted by the Board of Directors’ meeting held on March 26, 2007.

To approve amendments to the Company’s Amended and Restated 2004 Equity Incentive Plan and Amended and Restated Nonstatutory Stock Option Plan and Agreement, each adopted by the Board of Directors’ meeting held on March 26, 2007, to extend the term of such plans and mandatory subscription date for ordinary shares available under such plans from September 30, 2009 to up to September 30, 2019.